DB

19007582

Securities and Exchange Commission
Trading and Markets

MAR 01 2019

RECEIVED

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Fifth Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim M. Wieland (212) 339 - 2370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, Kim M. Wieland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen & Company LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

TERENCE C. McCARTHY
Notary Public, State of New York
No. 01MC4767198
Qualified in New York County
Commission Expires Sept. 30, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
Allen & Company LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Allen & Company LLC and subsidiaries (the Company) as of December 31, 2018, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2013.

New York, New York
February 28, 2019

ALLEN & COMPANY LLC

(A Wholly Owned Subsidiary of Allen Operations LLC)

Consolidated Statement of Financial Condition

December 31, 2018

(In thousands)

Assets		
Cash	$	2,837
Investments, at fair value		842,938
Investment banking fees receivable		5,112
Receivables from clearing organization		3,549
Receivable from broker		191
Fixed assets, net of accumulated depreciation of $15,756		31,119
Due from affiliates		15,725
Other assets		3,820
Total assets	$	905,291
Liabilities and Member's Equity		
Liabilities:		
Employee compensation payable	$	29,136
Employee benefit obligations		36,900
Due to affiliates		3,531
Other liabilities		16,576
Total liabilities		86,143
Member's equity		829,918
Accumulated other comprehensive loss		(10,770)
Total member's equity attributable to Allen & Company LLC		819,148
Noncontrolling interests		—
Total member's equity		819,148
Total liabilities and member's equity	$	905,291

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization and Basis of Presentation

Allen & Company LLC (the Company), a wholly owned subsidiary of Allen Operations LLC (Member) was founded and commenced operations on September 1, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934. Services provided by the Company include investment banking, trading, and securities brokerage activities.

Allen & Company Advisors LLP (AALLP), a majority owned subsidiary of Allen & Company Advisors Limited (ACAL), was formed as a Limited Liability Partnership in England and Wales as the entity facilitating the Company's investment banking business outside the United States. All intercompany accounts and transactions have been eliminated in consolidation.

(b) Clearing Arrangement

The Company has an agreement with Pershing, a subsidiary of Bank of New York Mellon Corporation, whereby Pershing clears proprietary and customer securities transactions for the Company, carries customers' accounts on a fully disclosed basis, and prepares various records and reports.

(c) Use of Estimates in the Preparation of the Consolidated Statement of Financial Condition

The preparation of consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America, which includes prevailing industry practices, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition , particularly in the valuation of non exchange traded investments and post-retirement benefits, as well as reported amounts of revenue and expenses associated with investment banking receivables at year end. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the consolidated statement of financial condition.

(d) Investments at Fair Value

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement.* ASC 820 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between current market participants at the measurement date."

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments, net asset value, or its equivalent, as a practical expedient and valuation

pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there are no current quoted market prices are the terms and liquidity of the instrument, the financial condition and operating results of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, industry volatility, years to exit, assessing the underlying investments, market-based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. Investments are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the accompanying consolidated statement of financial condition. See note 2 of the notes to consolidated statement of financial condition for additional discussion of ASC 820.

(e) Investment Banking Fees Receivable

Investment banking fees receivable consists of advisory, private placement and underwriting fees earned by the Company. Due to their short-term nature, their carrying amounts approximates fair value.

(f) Receivables from Clearing Organization

These receivables represent funds on deposit with the clearing organization, as well as net payables and receivables from unsettled trades. Due to their short-term nature, their carrying amount approximates fair value.

(g) Receivable From Broker

Receivable from broker represents cash held at a brokerage firm. Due to the short-term nature, the carrying amount approximates fair value.

(h) Fixed Assets

Fixed assets consist of an interest in an aircraft, leasehold improvements, furniture, fixtures and equipment, and computer hardware and software, and are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful economic lives, which for leasehold improvements is the lesser of the lease terms or the life of the asset, and three to twelve years for other fixed assets.

(i) Employee Benefit Obligation

The recognition and disclosure provisions of ASC 715, *Compensation-Retirement Benefits* (ASC 715) requires recognition of the overfunded or underfunded status of defined benefit pension and postretirement plans as an asset or liability in the accompanying Consolidated Statement of Financial Condition, and to recognize changes in that funded status in Accumulated Other Comprehensive Loss.

In accordance with the measurement date provisions of ASC 715, the Company measures all of its defined benefit pension and postretirement plan assets and obligations as of December 31, 2018. Refer to Note 3, Employee Benefit Obligations for further detail.

(In thousands)

(j) Employee Compensation Payable

Employee compensation payable represents compensation due to employees.

(k) Non-Controlling Interest

ACAL, a wholly owned subsidiary of the Company, holds a controlling interest in AALLP. The minority owners of AALLP have a noncontrolling interest in AALLP, which is classified in permanent equity.

(l) Recently Issued Accounting Pronouncements Not Yet Adopted:

In February 2016, the FASB issued ASU No. 2016-02, "*Leases (Topic 842).*" This amended standard was written to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new standard requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosure. Accounting guidance for lessors is largely unchanged. This guidance is effective for the fiscal years and interim periods within those years beginning after December 15, 2018, and requires a modified retrospective approach to adoption. We expect to record lease liabilities of approximately $60 million based on the present value of the remaining minimum rental payments using discount rates as of the effective date. We expect to record corresponding right-of-use assets of approximately $52 million based upon the operating lease liabilities adjusted for deferred rent as of January 1, 2019.

(2) Investments, at fair value

FASB ASC No. 820, provides a framework for measuring fair value. The standard requires the Company to provide expanded information about the assets and liabilities measured at fair value and the potential effect of these fair valuations on the Company's financial performance.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term in the financial instrument;

(In thousands)

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement. Such inputs reflect assumptions that the reporting entity believes would be used in valuing the asset or liability but that are unobservable.

The Company reviews its fair value hierarchy periodically. Changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the end of the reporting period.

The following table presents the Company's investments that are recorded at fair value as of December 31, 2018.

	Assets at fair value				
Type of instrument	**Level 1**	**Level 2**	**Level 3**	**NAV**	**Total**
Money market mutual funds	$ 452,539	$ —	$ —	$ —	$ 452,539
Equities – exchange traded	225,215	1,552	—	—	226,767
Equities – nonexchange traded	—	—	77,683	—	77,683
Debt securities	—	—	834	—	834
Warrants	—	—	32	—	32
Limited partnership investments	—	—	6,452	43,076	49,528
Limited liability companies	—	—	22,838	12,717	35,555
Total investments – at fair value	$ 677,754	$ 1,552	$ 107,839	$ 55,793	$ 842,938

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded on over the counter markets and listed securities for which no sale was reported on the last business day are valued at the last reported bid price. Greater use of management judgment is required in determining fair value when the volume or level of trading activity for a financial instrument has decreased and when certain factors suggest that observed transactions may not be reflective of orderly market transactions. Judgment must be applied in determining the appropriateness of available prices, particularly in assessing whether available data reflects current prices and/or reflects the results of recent market transactions. Prices or quotes are weighed when estimating fair value with greater reliability placed on information from transactions that are considered to be representative of orderly market transactions. Exchange traded equities may be classified as Level 2 when market information is available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions.

Level 3 investments may include common and preferred equity securities, warrants and promissory notes. When observable inputs are not available for these securities, the Company uses one or more valuations techniques such as market and income approaches for which sufficient and reliable data is available. Within Level 3, the use of the market approach generally consists of observable valuation measures for comparable companies or transactions, while the use of the income approach generally consists of calculating the net present value of estimated future cash flows. The Company also utilizes the probability weighted expected return model and market adjusted option pricing model to determine and allocate portfolio company values. The selection of appropriate valuation techniques may be affected by the availability and reliability of

(In thousands)

relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances multiple valuation techniques may be appropriate.

The inputs considered by the Company in estimating the fair value of Level 3 securities include quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., enterprise value/EBITDA, enterprise value/revenue), control premiums, precedent transactions for similar companies, industry volatility, years to exit, risk free interest rate, discount rate, perpetuity growth rate, discount for lack of marketability, and transaction prices observed for subsequent financings by the underlying company.

Investments for which fair value is measured using net asset value (NAV) as a practical expedient are categorized within the NAV category in the fair value hierarchy. Included in the NAV category is an $8,750 investment in a hedge fund that invests in both long and short positions primarily in U.S. equities. This investment is redeemable quarterly with 65 days prior written notice. Also included in the NAV category are venture and growth equity fund investments totaling $47,043, each with various investing strategies. Withdrawals are not permitted in these investments. Distributions will be received as the underlying investments are liquidated.

The following is a reconciliation of Level 3 investments whose valuation technique requires unobservable inputs to determine fair value:

	Level 3 Investments					
	Equities - nonexchange traded	**Debt securities**	**Warrants**	**Limited partnership investments**	**Limited liability companies**	**Total**
Beginning balance – January 1, 2018	$ 59,882	$ 721	$ 418	$ 5,517	$ 28,984	$ 95,522
Realized gains (losses)	(2,277)	(38)	—	35	9,402	7,122
Unrealized gains / (losses)	12,794	(66)	(386)	28	(7,630)	4,740
Purchases	11,449	1,044	—	1,959	7,126	21,578
Sales	(1,087)	(827)	—	(1,087)	(15,044)	(18,045)
Transfers into Level 3	—	—	—	—	—	—
Transfers out of Level 3	(3,078)	—	—	—	—	(3,078)
Ending balance – December 31, 2018	$ 77,683	$ 834	$ 32	$ 6,452	$ 22,838	$ 107,839

During 2018, various investments totaling $3,078 were transferred out of Level 3 to both Level 2 and Level 1 as the companies began trading on a national securities exchange through an initial public offering. The securities transferred into Level 2 are subject to various sales restrictions and are therefore classified as Level 2 securities.

The valuation process involved in Level 3 investments measurements is completed on an ongoing basis and is designed to subject the valuation of Level 3 investments to an appropriate level of consistency, oversight

(continued)

(In thousands)

and review. For assets classified as Level 3, various techniques as described above, are utilized by the Company to estimate fair value.

The following table displays valuation techniques and the range and weighted average of significant unobservable inputs for our Level 3 assets measured at fair value on a recurring basis as of December 31, 2018:

	Fair Value Measurements as of December 31, 2018					
		Fair Value	Valuation Technique	Unobservable Inputs	Range	Weighted Average
Investments at Fair Value:						
Equities / LLC Member Units/ Limited Partnerships	$	106,973	Discounted Cash Flow	Discount Rate (%)	11.0 - 38.5	20.3
				Perpetuity Growth Rate (%)	1.5 - 4.0	1.9
			Market Approach	EV / Revenue (x)	0.6 - 6.5	4.1
				EV / EBITDA (x)	6.0 - 28.8	17.2
				Discount for Lack of Marketability (%)	15.1 - 35.0	19.4
				Control Premium (%)	35.0 - 35.0	35.0
			Option Pricing Model	Volatility (%)	34.1 - 104.4	64.6
				Risk Free Interest Rate (%)	2.5 - 2.6	2.5
				Estimated Time to Exit (in years)	1.0 - 4.0	3.5
			Direct Capitalization Method	Capitalization Rate (%)	5.3 - 5.5	5.4
Debt Securities	$	834	Market Approach	EV / Revenue (x)	0.9 - 0.9	0.9
				Discount for Lack of Marketability (%)	20.0 - 21.8	20.8
Warrants	$	32	Market Approach	EV / Revenue (x)	1.1 - 5.8	1.1
				EV / EBITDA (x)	6.0 - 6.0	6.0
				Discount for Lack of Marketability (%)	20.0 - 24.9	20.0
			Option Pricing Model	Volatility (%)	43.3 - 71.8	43.3
				Risk Free Interest Rate (%)	2.5 - 2.5	2.5
				Estimated Time to Exit (in years)	3.0 - 4.0	4.0

EBITDA is defined as earnings before interest taxes depreciation and amortization.
EV is defined as enterprise value.

There have been no other changes in valuation techniques within Level 3 that have had a material impact on the valuation of financial instruments.

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of Level 3 securities could result in a different estimate of fair value at the reporting date. Estimated values may differ significantly from values that would have been used had a readily available market for such securities existed or had such securities been liquidated.

(continued)

(In thousands)

(3) Employee Benefit Plans

The Company participates with Allen & Company Incorporated (ACI), a member of Allen Operations LLC, and JBar 9 LLC (JBar9), a related entity, in a qualified, noncontributory defined-benefit pension plan (the Plan) that provides retirement benefits to the majority of its eligible employees on the basis of years of service and compensation level during the last ten years of employment. The Company's policy is to fund the minimum level required under the Employee Retirement Income Security Act of 1974 (ERISA), to the extent the contributions will be tax deductible.

Due to the structure of the Plan, there is a potential risk that the Company would have to fund additional liabilities of the other Plan Sponsors should either of those Plan Sponsors become insolvent.

The Plan's investment policy is to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with appropriate levels of risk, and comply with the ERISA by investing the funds in a manner consistent with ERISA's fiduciary standards.

The Company also participates with ACI and JBar9 in an unfunded contributory defined-benefit retiree medical benefits plan that provides medical benefits to eligible employees who retire directly from the Company after age 55 with more than ten years of service. The Company pays for benefits under this plan on a pay-as-you-go basis.

Effective January 1, 2009, the Company modified the pension and postretirement medical benefits plans, thereby, preventing all employees hired or rehired on or after January 1, 2009, from participating in either plan.

The plans' benefit obligation, fair value of plan assets and the net periodic benefit cost relating to the Company recognized for the year ended December 31, 2018, and the Company's funded status as of December 31, 2018 are as follows:

	Pension Benefits	Medical Benefits
Benefit obligation	$ 59,208	$ 25,187
Fair value of plan assets	47,495	-
Funded status	$ (11,713)	$ (25,187)
Benefit cost	$ 164	$ 1,841
Employer contributions	218	437
Participant contributions	-	107
Benefits paid	(1,603)	(562)

(continued)

(In thousands)

Amounts recognized in the consolidated statement of financial condition before tax consist of the following:

	Pension Benefits	Medical Benefits
Post-retirement benefits payable	$ (11,713)	$ (25,187)

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits	Medical Benefits
Prior service cost (benefit)	$ (539)	$ (691)
Net loss	10,629	1,523
Net amount recognized	$ 10,090	$ 832

The accumulated benefit obligation for the defined-benefit pension plan was $58,293 at December 31, 2018. The change in minimum liability credited to accumulated other comprehensive loss for the pension plan for the year ended December 31, 2018, is $4,589. The change in minimum liability credited to other comprehensive loss for the medical plan for the year ended December 31, 2018 is $5,802. The Company's required minimum contribution for 2019 is $0 to its pension plan and $364 to its medical plan.

Amounts expected to be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year:

	Pension Benefits	Medical Benefits
Expected amortization of prior service credit	$ (70)	$ (204)
Expected amortization of net loss	735	-

(continued)

(In thousands)

Assumptions used to determine benefit obligations at December 31, 2018, are as follows:

	Pension Benefits	Medical Benefits
Discount rate	4.15 %	4.19 %
Rate of compensation increase	4.00 %	4.00 %

Assumptions used to determine the net periodic cost at the beginning of the period ended December 31, 2018, are as follows:

	Pension Benefits	Medical Benefits
Discount rate	3.53 %	3.59 %
Expected long-term return on plan assets	6.00 %	N/A
Rate of compensation increase	4.00 %	4.00 %

An annual trend of 6.5% for pre-Medicare eligible and 6.4% for post-Medicare eligible healthcare benefits was assumed for 2019, decreasing each year until an ultimate rate of 4.1% and 4.1% is reached in 2091 for pre-Medicare and post-Medicare, respectively.

The Company's pension plan weighted average asset allocation, by asset category, at December 31, 2018, is as follows:

Asset Category	Target Allocation	Plan Assets
Equity securities	60% +/- 5%	59.0 %
Debt securities	40% +/- 5%	39.6
Money market securities	5% +/- 5%	1.4
Total		100.0 %

The expected long-term rate of return for the Plan's assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation of each class. Based on respective market indices, over the long-term, equity securities are expected to return 7%–9%, debt securities are expected to return 2%-4%, and money market securities are expected to return 0%–1%. The retirement committee regularly monitors investment performance and target allocation ranges, and has discretion to make changes as deemed appropriate.

(continued)

(In thousands)

The following benefit payments, which reflect expected future service, are expected to be paid:

Years ending December 31	Pension Benefits	Medical Benefits
2019	$ 1,757	$ 539
2020	1,908	660
2021	2,042	762
2022	2,183	843
2023	2,343	875
2024–2028	13,327	5,297

The Plan's assets, excluding net interest, securities payable and accrued expenses that are carried at fair value as of December 31, 2018, are as follows:

	Plan Assets at Fair Value			
Type of Instrument	**Level 1**	**Level 2**	**Level 3**	**Total**
Equities (1)	$ 5,303	$ -	$ -	$ 5,303
Corporate bonds (2)	-	261	-	261
Municipal bonds (3)	-	480	-	480
Money market funds (4)	668	-	-	668
Mutual funds (4)	22,898	-	-	22,898
Asset backed securities (5)	-	1,941	-	1,941
U.S. Treasuries (6)	-	3,574	-	3,574
Mortgage backed securities (7)	-	1,889	-	1,889
Sovereign debt (8)	-	363	-	363
Registered investment companies (9)	-	10,420	-	10,420
Total investments	$ 28,869	$ 18,928	$ -	$ 47,797

(1) Equities are valued using a compilation of observable market information or broker quotes based on reported trades, current events, market performance, and other information available on comparable securities of issuers with similar credit ratings.

(2) Corporate bonds are valued using a compilation of observable market information or broker quotes based on yields, spreads, and reported trades and other information available on comparable securities of issuers with similar credit ratings.

(In thousands)

(3) Municipal bonds are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, sector curves, rating updates, prepayment schedules, material events and reported changes.

(4) Money market and mutual funds are valued using the daily NAV.

(5) Asset backed securities are valued using a compilation of observable market information or broker quotes based on yields, spreads, swap curves, yield to worst convention, prepayment speeds, cash flows, rating updates, collateral performance and collateral type.

(6) U.S. Treasuries are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, treasury or floating rate index benchmarks.

(7) Mortgage backed securities are valued using a compilation of observable market information or broker quotes based on yields, spreads, swap curves, IO/PO strips or floating index, yield to worst convention, prepayment speeds, cash flows, rating updates, collateral performance and collateral type.

(8) Sovereign debt is valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, or floating rate index benchmarks.

(9) Registered investment companies (RICs) are valued at the quoted prices at year-end. Prices quoted are the NAV of the RICs which are based on the fair value of the underlying securities.

The Allen & Company 401(k) Savings Plan

The Company also has a noncontributory defined contribution 401(k) plan in which all eligible employees of the Company are immediately enrolled upon being hired. Participants may contribute up to 100% of gross wages on a before-tax basis, limited to a maximum amount in any calendar year, as adjusted annually pursuant to Section 402(g) of the Internal Revenue Code. All costs of administering the plan are borne by the Company.

The Company has instituted a contribution matching program as part of the 401(k) plan, which is applicable to all eligible employees who were hired or re-hired on or after January 1, 2009.

(4) Investment Banking Receivable

Investment banking revenue receivables were $5,112 at December 31, 2018, none of which were impaired.

(5) Income Taxes

Income taxes are accounted for in accordance with ASC 740, *Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Company is a single member limited liability company and is treated as a disregarded entity for Federal and state income taxes. Therefore the Company has no Federal or state income tax liability. The Federal and state income tax liability is paid by members of the Member.

(continued)

(In thousands)

The Member is subject to New York City Unincorporated Business Tax (UBT) on net taxable income. The Company has been allocated UBT for consolidated financial statement purposes based on its net taxable income. The major sources of temporary differences for which a net deferred tax asset of $51 has been recorded are post-retirement benefits, unrealized gains and losses, deferred compensation, deferred rent, and difference in tax bases of fixed assets, and partnership investments.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's consolidated statement of financial condition and prescribes a recognition threshold and measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended December 31, 2018, or prior periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

(6) Related Party Transactions

The majority of the due to / due from affiliates relates to amounts due from its Member in connection with disbursements made on its behalf.

(7) Commitments and Contingencies

(a) Lease Obligations

The Company's minimum rental payments required under leases for New York office space and has a remaining noncancelable terms of one year or more at December 31, 2018, which expires September 30, 2033, respectively, are presented below:

		Total
Years ending December 31:		
2019		5,552
2020		5,317
2021		5,411
2022		5,865
2023		5,865
Thereafter		61,587
Total	$	89,597

The leases contain provisions for escalation based on certain increases in costs incurred by the lessor.

(b) Litigation

In the ordinary course of business, the Company may be a defendant or co-defendant in legal proceedings. At December 31, 2018, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the

(In thousands)

Company's financial condition. The results of such proceedings could be material to the Company's operating results for any particular period, depending, in part, upon additional developments affecting such matters and the operating results for such period. Legal reserves are established in accordance with ASC 450, Contingencies.

(c) ***Unfunded Commitments***

At December 31, 2018, the Company had total unfunded commitments to various private companies and limited partnerships in the amount of $16,833.

(d) ***Broker-Dealer Activities***

The Company clears securities transactions on behalf of clients through its clearing broker. In connection with these activities, clients' unsettled trades may expose the Company to off-balance-sheet credit risk in the event clients are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its client activities by monitoring the creditworthiness of its clients.

(8) Fixed Assets

Fixed assets consisted of the following as of December 31, 2018:

		Total
Interest in an aircraft	$	17,616
Leasehold improvements		21,740
Furniture and fixtures		4,233
Equipment		3,286
Total		46,875
Less: Accumulated depreciation	$	15,756
Total fixed assets, net	$	31,119

(9) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

(continued)

(In thousands)

A large portion of the Company's common stock and debt securities investments are in the technology, consumer internet and media sectors. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect these industries such as volatile equity and credit markets and economic slowdowns.

(10) Net Capital Requirements

The Company is subject to the Net Capital Requirements of Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital of the greater of 2% of Aggregate Debits or $250 as defined by the Rule. The Company has elected to use the alternative method permitted by the Rule. At December 31, 2018, the Company had net capital of $553,171 which was $552,921 in excess of the minimum required net capital of $250.

(11) Subsequent Events

Subsequent to December 31, 2018, the Company made distributions to its Member amounting to $72,920. Management has considered the effects of events occurring after the date of the Company's consolidated statement of financial condition through the date the consolidated statement of financial condition was available to be issued on February 28, 2019.